Exhibit 99.1

NIO Inc. Reports Unaudited Third Quarter 2025 Financial Results

Quarterly Total Revenues Reached RMB21,793.9 million (US$3,061.4 million)i

Quarterly Vehicle Deliveries were 87,071 units

SHANGHAI, China, November 25, 2025 (GLOBE NEWSWIRE) -- NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the global smart electric vehicle market, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Operating Highlights for the Third Quarter of 2025

•	Vehicle deliveries were 87,071 in the third quarter of 2025, representing an increase of 40.8% from the third quarter of 2024, and an increase of 20.8% from the second quarter of 2025. The deliveries consisted of 36,928 vehicles from the Company’s premium smart electric vehicle brand NIO, 37,656 vehicles from the Company’s family-oriented smart electric vehicle brand ONVO, and 12,487 vehicles from the Company’s small smart high-end electric car brand FIREFLY.

Key Operating Results

	2025 Q3	2025 Q2	2025 Q1	2024 Q4
Deliveries	87,071	72,056	42,094	72,689

	2024 Q3	2024 Q2	2024 Q1	2023 Q4
Deliveries	61,855	57,373	30,053	50,045

Financial Highlights for the Third Quarter of 2025

•	Vehicle sales were RMB19,202.3 million (US$2,697.3 million) in the third quarter of 2025, representing an increase of 15.0% from the third quarter of 2024 and an increase of 19.0% from the second quarter of 2025.

•	Vehicle marginii was 14.7% in the third quarter of 2025, compared with 13.1% in the third quarter of 2024 and 10.3% in the second quarter of 2025.

•	Total revenues were RMB21,793.9 million (US$3,061.4 million) in the third quarter of 2025, representing an increase of 16.7% from the third quarter of 2024 and an increase of 14.7% from the second quarter of 2025.

•	Gross profit was RMB3,024.6 million (US$424.9 million) in the third quarter of 2025, representing an increase of 50.7% from the third quarter of 2024 and an increase of 59.4% from the second quarter of 2025.

•	Gross margin was 13.9% in the third quarter of 2025, compared with 10.7% in the third quarter of 2024 and 10.0% in the second quarter of 2025.

•	Loss from operations was RMB3,521.5 million (US$494.7 million) in the third quarter of 2025, representing a decrease of 32.8% from the third quarter of 2024 and a decrease of 28.3% from the second quarter of 2025. Excluding share-based compensation expenses and organizational optimization charges, adjusted loss from operations (non-GAAP) was RMB2,776.1 million (US$390.0 million) in the third quarter of 2025, representing a decrease of 39.5% from the third quarter of 2024 and a decrease of 31.3% from the second quarter of 2025.

•	Net loss was RMB3,480.5 million (US$488.9 million) in the third quarter of 2025, representing a decrease of 31.2% from the third quarter of 2024 and a decrease of 30.3% from the second quarter of 2025. Excluding share-based compensation expenses and organizational optimization charges, adjusted net loss (non-GAAP) was RMB2,735.1 million (US$384.2 million) in the third quarter of 2025, representing a decrease of 38.0% from the third quarter of 2024 and a decrease of 33.7% from the second quarter of 2025.

•	Cash and cash equivalents, restricted cash, short-term investment and long-term time deposits were RMB36.7 billion (US$5.1 billion) as of September 30, 2025.

Key Financial Results for the Third Quarter of 2025

(in RMB million, except for percentage)

	2025 Q3	2025 Q2	2024 Q3	% Changeiii
				QoQ		YoY
Vehicle Sales	19,202.3	16,136.1	16,697.6	19.0%		15.0%
Vehicle Margin	14.7%	10.3%	13.1%	440	bp	160	bp

Total Revenues	21,793.9	19,008.7	18,673.5	14.7%		16.7%
Gross Profit	3,024.6	1,897.5	2,007.4	59.4%		50.7%
Gross Margin	13.9%	10.0%	10.7%	390	bp	320	bp

Loss from Operations	(3,521.5)	(4,908.9)	(5,237.8)	-28.3%		-32.8%
Adjusted Loss from Operations (non-GAAP)	(2,776.1)	(4,040.8)	(4,590.7)	-31.3%		-39.5%

Net Loss	(3,480.5)	(4,994.8)	(5,059.7)	-30.3%		-31.2%
Adjusted Net Loss (non-GAAP)	(2,735.1)	(4,126.7)	(4,412.6)	-33.7%		-38.0%

Recent Developments

Deliveries in October 2025

•	The Company delivered 40,397 vehicles in October 2025. As of October 31, 2025, the Company had delivered 241,618 vehicles in 2025, with cumulative deliveries reaching 913,182.

Completion of Equity Offering

•	On September 17, 2025, the Company completed its US$1.16 billion registered offering relating to a total of 209,090,918 Class A ordinary shares, which consisted of an offering of American depositary shares, each representing one Class A ordinary share, and an offering of Class A ordinary shares.

Share Issuance for Share Incentive Plans

•	On October 22, 2025, the Company issued 55,000,000 Class A ordinary shares to Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program, to facilitate future exercise of options and other share incentive awards under the share incentive plans of the Company.

CEO and CFO Comments

“In the third quarter of 2025, the Company delivered 87,071 smart electric vehicles, representing a year-over-year increase of 40.8%. The strong momentum was driven by the all-around competitiveness of our NIO, ONVO, and FIREFLY brand offerings, which continue to resonate with users across their respective market segments,” said William Bin Li, founder, chairman, and chief executive officer of NIO. “We are working closely with supply chain partners to ramp up production and expect total deliveries in the fourth quarter to reach between 120,000 and 125,000 units, reflecting a year-on-year increase of 65.1% to 72.0% and setting a new quarterly record.”

“The All-New NIO ES8 has set the fastest record for delivering over 10,000 units among BEVs priced above RMB400,000 in China, while the ONVO L90 has remained the top-selling large BEV SUV for three consecutive months, and FIREFLY has quickly secured a leading position in the small smart high-end electric car market since its first deliveries. Underpinned by our core smart EV technologies, a complementary multi-brand product portfolio, a comprehensive and convenient battery swapping and charging network, as well as a vibrant and growing user community, the Company has entered a new cycle of accelerated growth,” added William Bin Li.

“Through continuous cost optimization and a greater contribution from higher-margin vehicle deliveries, our vehicle gross margin sequentially improved to 14.7% in Q3 2025, and the overall gross margin reached the highest level in the past three years, underscoring the enhanced profitability of our products and services,” added Stanley Yu Qu, NIO’s chief financial officer. “Our continued efforts on operational efficiency improvement across R&D, sales and service also drove a quarter-on-quarter reduction of over 30% in non-GAAP operating losses, continuing the positive trend from the first half of 2025. Furthermore, the business generated positive operating cash flow and positive results of operating cashflow net off the capital expenditures during the quarter. Bolstered further by the US$1.16 billion equity offering, our strengthened balance sheet provides a solid foundation for the path toward sustained, long-term growth.”

Financial Results for the Third Quarter of 2025

Revenues

•	Total revenues in the third quarter of 2025 were RMB21,793.9 million (US$3,061.4 million), representing an increase of 16.7% from the third quarter of 2024 and an increase of 14.7% from the second quarter of 2025.

•	Vehicle sales in the third quarter of 2025 were RMB19,202.3 million (US$2,697.3 million), representing an increase of 15.0% from the third quarter of 2024 and an increase of 19.0% from the second quarter of 2025. The increase in vehicle sales over the third quarter of 2024 was mainly due to an increase in delivery volume, partially offset by the lower average selling price as a result of changes in product mix. The increase in vehicle sales over the second quarter of 2025 was mainly attributable to an increase in delivery volume.

•	Other sales in the third quarter of 2025 were RMB2,591.6 million (US$364.0 million), representing an increase of 31.2% from the third quarter of 2024 and a decrease of 9.8% from the second quarter of 2025. The increase in other sales over the third quarter of 2024 was mainly due to i) the increase in revenues from sales of used cars and technical research and development services, and ii) the increase in sales of parts, accessories and after-sales vehicle services as a result of the continued growth in the number of users. The decrease in other sales over the second quarter of 2025 was mainly due to the decrease in revenues from sales of used cars and technical research and development services, partially offset by the increase in sales of parts, accessories and after-sales vehicle services, and provision of power solutions, as a result of the continued growth in the number of users.

Cost of Sales and Gross Margin

•	Cost of sales in the third quarter of 2025 was RMB18,769.3 million (US$2,636.5 million), representing an increase of 12.6% from the third quarter of 2024 and an increase of 9.7% from the second quarter of 2025. The increase in cost of sales over the third quarter of 2024 and the second quarter of 2025 was mainly attributable to the increased delivery volume, partially offset by the decreased material cost per vehicle.

•	Gross profit in the third quarter of 2025 was RMB3,024.6 million (US$424.9 million), representing an increase of 50.7% from the third quarter of 2024 and an increase of 59.4% from the second quarter of 2025.

•	Gross margin in the third quarter of 2025 was 13.9%, compared with 10.7% in the third quarter of 2024 and 10.0% in the second quarter of 2025. The increase in gross margin over the third quarter of 2024 was mainly attributable to the i) increased vehicle margin, and ii) the increase in the gross margin of sales of parts, accessories and after-sales vehicle services as a result of cost reduction and efficiency improvement. The increase in gross margin over the second quarter of 2025 was mainly attributable to the increased vehicle margin.

•	Vehicle margin in the third quarter of 2025 was 14.7%, compared with 13.1% in the third quarter of 2024 and 10.3% in the second quarter of 2025. The increase in vehicle margin from the third quarter of 2024 and the second quarter of 2025 was mainly attributable to decreased material cost per unit, which is primarily driven by the Company’s comprehensive cost reduction efforts.

Operating Expenses

•	Research and development expenses in the third quarter of 2025 were RMB2,390.6 million (US$335.8 million), representing a decrease of 28.0% from the third quarter of 2024 and a decrease of 20.5% from the second quarter of 2025. Excluding share-based compensation expenses and organizational optimization charges, research and development expenses (non-GAAP) were RMB1,938.9 million (US$272.4 million), representing a decrease of 33.2% from the third quarter of 2024 and a decrease of 22.1% from the second quarter of 2025. The decrease in research and development expenses over the third quarter of 2024 and the second quarter of 2025 was mainly due to the decreased personnel costs in research and development functions primarily as a result of organizational optimization, and the decreased design and development costs resulting from different stages of development for new products and technologies.

•	Selling, general and administrative expenses in the third quarter of 2025 were RMB4,184.7 million (US$587.8 million), representing an increase of 1.8% from the third quarter of 2024 and an increase of 5.5% from the second quarter of 2025. Excluding share-based compensation expenses and organizational optimization charges, selling, general and administrative expenses (non-GAAP) were RMB3,933.1 million (US$552.5 million), representing an increase of 0.8% from the third quarter of 2024 and an increase of 6.8% from the second quarter of 2025. Selling, general and administrative expenses remained relatively stable compared with the third quarter of 2024. The increase in selling, general and administrative expenses over the second quarter of 2025 was mainly attributable to the increase in sales and marketing activities associated with new product launches.

Loss from Operations

•	Loss from operations in the third quarter of 2025 was RMB3,521.5 million (US$494.7 million), representing a decrease of 32.8% from the third quarter of 2024 and a decrease of 28.3% from the second quarter of 2025. Excluding share-based compensation expenses and organizational optimization charges, adjusted loss from operations (non-GAAP) was RMB2,776.1 million (US$390.0 million) in the third quarter of 2025, representing a decrease of 39.5% from the third quarter of 2024 and a decrease of 31.3% from second quarter of 2025.

Net Loss and Earnings Per Share/ADS

•	Net loss in the third quarter of 2025 was RMB3,480.5 million (US$488.9 million), representing a decrease of 31.2% from the third quarter of 2024 and a decrease of 30.3% from the second quarter of 2025. Excluding share-based compensation expenses and organizational optimization charges, adjusted net loss (non-GAAP) was RMB2,735.1 million (US$384.2 million) in the third quarter of 2025, representing a decrease of 38.0% from the third quarter of 2024 and a decrease of 33.7% from the second quarter of 2025.

•	Net loss attributable to NIO’s ordinary shareholders in the third quarter of 2025 was RMB3,660.8 million (US$514.2 million), representing a decrease of 28.8% from the third quarter of 2024 and a decrease of 28.8% from the second quarter of 2025. Excluding share-based compensation expenses, organizational optimization charges and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB2,760.0 million (US$387.7 million) in the third quarter of 2025.

•	Basic and diluted net loss per ordinary share/ADS in the third quarter of 2025 were both RMB1.51 (US$0.21), compared with RMB2.50 in the third quarter of 2024 and RMB2.31 in the second quarter of 2025. Excluding share-based compensation expenses, organizational optimization charges and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per share/ADS (non-GAAP) were both RMB1.14 (US$0.15), compared with RMB2.14 in the third quarter of 2024 and RMB1.85 in the second quarter of 2025.

Balance Sheet

•	Balance of cash and cash equivalents, restricted cash, short-term investment and long-term time deposits was RMB36.7 billion (US$5.1 billion) as of September 30, 2025. We have been incurring loss since inception. Although we generated positive operating cash flows for the third quarter ended September 30, 2025, we had negative operating cash flows in the first two quarters of 2025 and our current liabilities exceeded current assets as of September 30, 2025. Based on our going concern and liquidity assessment, which considers our business plan including revenue growth from the sales of existing and new vehicle models, continuous optimization of operation efficiency to improve operating cash flows, working capital management, the ability to raise funds from banks under available credit quotas and other sources when needed, and uncertainties as to the successful execution of our business plan, we believe that our financial resources, including our available cash and cash equivalents, restricted cash and short-term investments, cash generated from operating activities and funds from available credit quotas and other sources will be sufficient to support our continuous operations in the ordinary course of business for the next twelve months.

Business Outlook

For the fourth quarter of 2025, the Company expects:

•	Deliveries of vehicles to be between 120,000 and 125,000 vehicles, representing an increase of approximately 65.1% to 72.0% from the same quarter of 2024.

•	Total revenues to be between RMB32,758 million (US$4,602 million) and RMB34,039 million (US$4,781 million), representing an increase of approximately 66.3% to 72.8% from the same quarter of 2024.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern Time on November 25, 2025 (8:00 PM Beijing/Hong Kong/Singapore Time on November 25, 2025).

A live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.nio.com/news-events/events.

For participants who wish to join the conference using dial-in numbers, please register in advance using the link provided below and dial in 10 minutes prior to the call. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

https://s1.c-conf.com/diamondpass/10051455-lh4ms9.html

A replay of the conference call will be accessible by phone at the following numbers, until December 2, 2025:

United States:	+1-855-883-1031
Hong Kong, China:	+852-800-930-639
Mainland, China:	+86-400-1209-216
Singapore:	+65-800-1013-223
International:	+61-7-3107-6325
Replay PIN:	10051455

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the global smart electric vehicle market. Founded in November 2014, NIO aspires to shape a sustainable and brighter future with the mission of “Blue Sky Coming”. NIO envisions itself as a user enterprise where innovative technology meets experience excellence. NIO designs, develops, manufactures and sells smart electric vehicles, driving innovations in next-generation core technologies. NIO distinguishes itself through continuous technological breakthroughs and innovations, exceptional products and services, and a community for shared growth. NIO provides premium smart electric vehicles under the NIO brand, family-oriented smart electric vehicles through the ONVO brand, and small smart high-end electric cars with the FIREFLY brand.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the battery swapping, BaaS, and NIO Assisted and Intelligent Driving and its subscription services; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build its current and future brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Disclosure

The Company uses non-GAAP measures, such as adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP), adjusted loss from operations (non-GAAP), adjusted net loss (non-GAAP), adjusted net loss attributable to ordinary shareholders (non-GAAP) and adjusted basic and diluted net loss per share/ADS (non-GAAP), in evaluating its operating results and for financial and operational decision-making purposes. The Company defines adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP) and adjusted loss from operations (non-GAAP) and adjusted net loss (non-GAAP) as cost of sales, research and development expenses, selling, general and administrative expenses, loss from operations and net loss excluding share-based compensation expenses and organizational optimization charges. The Company defines adjusted net loss attributable to ordinary shareholders (non-GAAP), adjusted basic and diluted net loss per share/ADS (non-GAAP) as net loss attributable to ordinary shareholders and basic and diluted net loss per share/ADS excluding share-based compensation expenses, organizational optimization charges and accretion on redeemable non-controlling interests to redemption value. By excluding the impact of share-based compensation expenses, organizational optimization charges and accretion on redeemable non-controlling interests to redemption value, which are either non-cash or not indicative of the Company’s ordinary or ongoing operations due to their size or nature, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB7.1190 to US$1.00, the noon buying rate in effect on September 30, 2025 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

For more information, please visit: http://ir.nio.com.

Investor Relations

ir@nio.com

Media Relations

global.press@nio.com

Source: NIO

NIO INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	19,328,920	9,270,823	1,302,265
Restricted cash	8,320,728	12,447,786	1,748,530
Short-term investments	14,137,566	14,835,336	2,083,907
Trade and notes receivables	1,676,246	1,304,186	183,198
Amounts due from related parties	7,702,404	13,248,324	1,860,981
Inventory	7,087,223	7,477,682	1,050,384
Prepayments and other current assets	3,632,956	4,475,189	628,626
Total current assets	61,886,043	63,059,326	8,857,891
Non-current assets:
Long-term restricted cash	97,720	92,105	12,938
Property, plant and equipment, net.	25,892,904	26,771,798	3,760,612
Intangible assets, net	29,648	29,648	4,165
Land use rights, net	201,995	198,017	27,815
Long-term investments	3,126,007	2,148,380	301,781
Right-of-use assets - operating lease	12,797,158	12,038,043	1,690,974
Other non-current assets	3,573,137	7,706,757	1,082,562
Total non-current assets	45,718,569	48,984,748	6,880,847
Total assets	107,604,612	112,044,074	15,738,738
LIABILITIES
Current liabilities:
Short-term borrowings	5,729,561	4,983,469	700,024
Trade and notes payable	34,387,266	39,547,732	5,555,237
Amounts due to related parties, current	409,363	763,945	107,311
Taxes payable	400,146	627,860	88,195
Current portion of operating lease liabilities	1,945,987	2,749,529	386,224
Current portion of long-term borrowings	3,397,622	932,832	131,034
Accruals and other liabilities	16,041,079	17,714,186	2,488,297
Total current liabilities	62,311,024	67,319,553	9,456,322
Non-current liabilities:
Long-term borrowings	11,440,755	8,721,286	1,225,072
Non-current operating lease liabilities	11,260,735	10,253,359	1,440,281
Amounts due to related parties, non-current	329,492	372,778	52,364
Deferred tax liabilities	127,467	118,543	16,652
Other non-current liabilities	8,628,596	13,170,335	1,850,025
Total non-current liabilities	31,787,045	32,636,301	4,584,394
Total liabilities	94,098,069	99,955,854	14,040,716

NIO INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$
MEZZANINE EQUITY
Redeemable non-controlling interests	7,441,997	8,390,230	1,178,569
Total mezzanine equity	7,441,997	8,390,230	1,178,569
SHAREHOLDERS’ EQUITY
Total NIO Inc. shareholders’ equity	5,967,023	3,669,739	515,485
Non-controlling interests	97,523	28,251	3,968
Total shareholders’ equity	6,064,546	3,697,990	519,453
Total liabilities, mezzanine equity and shareholders’ equity	107,604,612	112,044,074	15,738,738

NIO INC.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended
	September 30, 2024	June 30, 2025	September 30, 2025	September 30, 2025
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	16,697,558	16,136,114	19,202,278	2,697,328
Other sales	1,975,970	2,872,551	2,591,597	364,039
Total revenues	18,673,528	19,008,665	21,793,875	3,061,367
Cost of sales:
Vehicle sales	(14,516,999)	(14,473,222)	(16,378,772)	(2,300,712)
Other sales	(2,149,156)	(2,637,920)	(2,390,534)	(335,796)
Total cost of sales	(16,666,155)	(17,111,142)	(18,769,306)	(2,636,508)
Gross profit	2,007,373	1,897,523	3,024,569	424,859
Operating expenses:
Research and development	(3,318,740)	(3,007,032)	(2,390,604)	(335,806)
Selling, general and administrative	(4,108,806)	(3,964,921)	(4,184,675)	(587,818)
Other operating income	182,406	165,572	29,188	4,100
Total operating expenses	(7,245,140)	(6,806,381)	(6,546,091)	(919,524)
Loss from operations	(5,237,767)	(4,908,858)	(3,521,522)	(494,665)
Interest and investment income	310,123	107,529	354,396	49,782
Interest expenses	(203,761)	(212,748)	(222,508)	(31,255)
Share of losses of equity investees	(199,662)	(124,664)	(182,083)	(25,577)
Other income, net	309,654	186,879	148,261	20,826
Loss before income tax expense	(5,021,413)	(4,951,862)	(3,423,456)	(480,889)
Income tax expense	(38,265)	(42,939)	(57,029)	(8,011)
Net loss	(5,059,678)	(4,994,801)	(3,480,485)	(488,900)
Accretion on redeemable non-controlling interests to redemption value	(91,400)	(148,374)	(155,369)	(21,825)
Net loss/(profit) attributable to non-controlling interests	9,443	1,868	(24,899)	(3,498)
Net loss attributable to ordinary shareholders of NIO Inc.	(5,141,635)	(5,141,307)	(3,660,753)	(514,223)
Net loss	(5,059,678)	(4,994,801)	(3,480,485)	(488,900)
Other comprehensive (loss)/income
Foreign currency translation adjustment, net of nil tax	(298,383)	184,568	(141,362)	(19,857)
Total other comprehensive (loss)/income	(298,383)	184,568	(141,362)	(19,857)
Total comprehensive loss	(5,358,061)	(4,810,233)	(3,621,847)	(508,757)
Accretion on redeemable non-controlling interests to redemption value	(91,400)	(148,374)	(155,369)	(21,825)
Net loss/(profit) attributable to non-controlling interests	9,443	1,868	(24,899)	(3,498)
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(5,440,018)	(4,956,739)	(3,802,115)	(534,080)
Weighted average number of ordinary shares/ADSs used in computing net loss per share/ADS
Basic and diluted	2,055,159,231	2,230,044,617	2,428,558,076	2,428,558,076
Net loss per share/ADS attributable to ordinary shareholders
Basic and diluted	(2.50)	(2.31)	(1.51)	(0.21)

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended September 30, 2025
	GAAP Result	Share-based compensation	Organizational optimization charges	Accretion on redeemable non- controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB	RMB
Cost of sales	(18,769,306)	15,988	26,129	—	(18,727,189)
Research and development expenses	(2,390,604)	279,090	172,594	—	(1,938,920)
Selling, general and administrative expenses	(4,184,675)	154,467	97,113	—	(3,933,095)
Total	(25,344,585)	449,545	295,836	—	(24,599,204)
Loss from operations	(3,521,522)	449,545	295,836	—	(2,776,141)
Net loss	(3,480,485)	449,545	295,836	—	(2,735,104)
Net loss attributable to ordinary shareholders of NIO Inc.	(3,660,753)	449,545	295,836	155,369	(2,760,003)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(1.51)	0.19	0.12	0.06	(1.14)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.21)	0.03	0.02	0.01	(0.15)

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended June 30, 2025
	GAAP Result	Share-based compensation	Organizational optimization charges	Accretion on redeemable non- controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB	RMB
Cost of sales	(17,111,142)	12,867	54,282	—	(17,043,993)
Research and development expenses	(3,007,032)	302,620	215,532	—	(2,488,880)
Selling, general and administrative expenses	(3,964,921)	110,688	172,074	—	(3,682,159)
Total	(24,083,095)	426,175	441,888	—	(23,215,032)
Loss from operations	(4,908,858)	426,175	441,888	—	(4,040,795)
Net loss	(4,994,801)	426,175	441,888	—	(4,126,738)
Net loss attributable to ordinary shareholders of NIO Inc.	(5,141,307)	426,175	441,888	148,374	(4,124,870)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(2.31)	0.19	0.20	0.07	(1.85)

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended September 30, 2024
	GAAP Result	Share-based compensation	Organizational optimization charges	Accretion on redeemable non- controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB	RMB
Cost of sales	(16,666,155)	23,688	—	—	(16,642,467)
Research and development expenses	(3,318,740)	415,955	—	—	(2,902,785)
Selling, general and administrative expenses	(4,108,806)	207,413	—	—	(3,901,393)
Total	(24,093,701)	647,056	—	—	(23,446,645)
Loss from operations	(5,237,767)	647,056	—	—	(4,590,711)
Net loss	(5,059,678)	647,056	—	—	(4,412,622)
Net loss attributable to ordinary shareholders of NIO Inc.	(5,141,635)	647,056	—	91,400	(4,403,179)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(2.50)	0.32	—	0.04	(2.14)

i All translations from RMB to USD for the three months ended September 30, 2025 were made at the rate of RMB7.1190 to US$1.00, the noon buying rate in effect on September 30, 2025 in the H.10 statistical release of the Federal Reserve Board.

ii Vehicle margin is the margin of new vehicle sales, which is calculated based on revenues and cost of sales derived from new vehicle sales only.

iii Except for gross margin and vehicle margin, where absolute changes instead of percentage changes are calculated.